NOT FOR DISSEMINATION IN THE UNITED STATES OR
 FOR RELEASE TO U.S. NEWSWIRE SERVICES
NEWS RELEASE

Jet Metal Announces Filing of Preliminary Prospectus and
 Provides Canada Jetlines Transaction Update

November 25, 2016 (TSXV: JET)
Jet Metal Corp. (TSXV: JET) (the "Company" or "Jet Metal") is pleased to announce that it has filed a preliminary short form prospectus dated November 25, 2016 in the each of the provinces and territories of Canada (except Québec and Nunavut) in connection with a proposed offering of subscription receipts of the Company (each, a "Subscription Receipt") to raise gross proceeds of a minimum of $6 million and a maximum of $10 million (the "Offering"). The Company is also pleased to provide an update with respect to the business combination of Canada Jetlines Ltd. ("Jetlines") and Jet Metal (the "Transaction") detailed in the news releases by the Company on February 17, 2016, April 13, 2016, June 16, 2016 and November 3, 2016.

Subscription Receipt Offering

The Offering will consist of a minimum of 20,000,000 and a maximum of up to 33,333,333 (the "Maximum Offering") Subscription Receipts at a price of $0.30 per Subscription Receipt (the "Offering Price"), for gross proceeds of a minimum of $6 million and a maximum of up to $10 million. Jet Metal has entered into an engagement letter with Mackie Research Capital Corporation (the "Lead Agent") in respect of the Offering, which will be superseded by an agency agreement with respect to the Offering (the "Agency Agreement"). Mackie, together with Haywood Securities Inc., PI Financial Corp. and Echelon Wealth Partners Inc. (together with the Lead Agent, the "Agents") will offer the Subscription Receipts for sale on a best efforts, agency basis.

Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration or further action on the part of the holder, one unit of the Company (each a "Unit" and collectively the "Units"), upon receipt by the escrow agent, prior to the date that is 180 days from the closing of the Offering (the "Deadline") of a release notice from the Company and Jetlines, and acknowledged by the Lead Agent on behalf of the Agents, confirming that: (a) all of the conditions precedent to the closing of the Transaction have been satisfied or waived to the satisfaction of the Company and Jetlines, (b) except as consented to in writing by the Lead Agent on behalf of the Agents, no material provision of the amalgamation agreement dated April 12, 2016 (the "Amalgamation Agreement") between the Company and Jetlines has been amended by the parties thereto, and (c) neither the Company nor Jetlines is in material breach or default of the Agency Agreement (the "Release Notice").

Each Unit will consist of, depending on the residency of the purchaser, one common share or one variable voting share of the Company after the completion of the Transaction (each, a "Unit Share") and one half of one share purchase warrant (each whole warrant, a "Warrant").  Each Warrant shall entitle the holder thereof to purchase, depending on the residency of the purchaser, one common share or one variable voting share of the Company (each, a "Warrant Share") at a price of $0.50 at any time up to 5:00 p.m. (Vancouver time) on the date which is 24 months from the date of the Release Notice.

The Company has granted to the Agents an option (the "Agent's Option") to offer for sale up to an additional 5,000,000 Subscription Receipts in the case of the Maximum Offering (the "Agents' Option Subscription Receipts") at the Offering Price.  The Agent's Option is exercisable in whole or in part in the sole discretion of the Agents at any time up to 48 hours from the closing date of the Offering ("Closing Date") and may be exercisable by the Agents to acquire Agent's Option Subscription Receipts at the Offering Price. For certainty, the number of Agents' Option Subscription Receipts issued in connection with the exercise of the Agent's Option shall not exceed 15% of the number of Subscription Receipts issued pursuant to the Offering.

The Company has agreed to: (i) pay the Agents a cash commission equal to 6.0% of the gross proceeds of the Offering, (ii) issue to the Agents such number of share purchase warrants (each, an "Agents' Warrant") as is equal to 6.0% of the number of Subscription Receipts sold under the Offering, with each Agents' Warrant entitling the holder to acquire one Unit at the Offering Price until the date that is 24 months from the date of the Release Notice, (iii) pay the Agents a work fee in the amount of $25,000 plus HST, (iv) reimburse the Agents for their reasonable expenses in connection with the Offering, and (v) pay the Agents an advisory fee consisting of an additional cash commission equal to 1.5% of the gross proceeds of the Offering and issue to the Agents such number of Agents' Warrants as is equal to 1.5% of the number of Subscription Receipts sold under the Offering, with each Agents' Warrant entitling the holder to acquire one Unit at the Offering Price until the date that is 24 months from the date of the Release Notice.

If the closing of the Transaction does not occur by the day that is 120 days after the Closing Date, each one Subscription Receipt will be exercisable into 1.05 Units, and thereafter at the end of each additional thirty (30) day period up to the Deadline, each Subscription Receipt will be exercisable for an additional 0.05 Units, subject to a pro-rated per diem adjustment should the Transaction close within such a thirty (30) day period.

If: (i) the closing of the Transaction does not occur by the Deadline, (ii) the Transaction is terminated in accordance with the terms of the Amalgamation Agreement between the Company and Jetlines at any earlier time, or (iii) the Company advises the Agents or announces to the public that it does not intend to complete the Transaction, then holders of Subscription Receipts will be entitled to receive an amount per Subscription Receipt equal to the Offering Price and a pro rata entitlement to the interest earned thereon. Any shortfall will be funded by the Company.

The net proceeds of the Offering will be used to further the business objectives of Jetlines in launching an ultra-low cost airline carrier in Canada, including advancing the licensing process, augmenting the leadership team with operations and commercial personnel, branding and marketing activities, as well as advance internet, digital media and IT systems initiatives.

A preliminary short form prospectus containing important information relating to the securities being offered under the public offering has been filed with securities commissions or similar authorities in the each of the provinces and territories of Canada (except Québec and Nunavut). The preliminary short form prospectus is still subject to completion or amendment. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

A copy of the Company's preliminary short form prospectus relating to the Offering in Canada may be obtained by contacting the Lead Agent at 199 Bay Street, Suite 4500 Toronto, Ontario or by telephone at (416)-860-8642 or by email at etrott@mackieresearch.com.

Transaction Update

As previously disclosed, Jet Metal and Jetlines entered into an Amalgamation Agreement with respect to the Transaction dated April 12, 2016. Jet Metal and Jetlines received shareholder approval for the Transaction on July 27, 2016 and Jet Metal has received the conditional approval of the TSX Venture Exchange (the "Exchange") for the Transaction. The only material condition to the completion of the Transaction is the completion of the Offering. Assuming the completion of the Offering in December 2016, Jet Metal and Jetlines intend to complete all the required documentation and filings associated with the completion of the Transaction with a closing of the Transaction anticipated in January 2017.

Proposed Officers and Directors

As previously announced, on completion of the Transaction, certain of the current directors and officers of Jet Metal will resign. The directors and officers of the Company following closing of the Transaction will be as follows:

Mark J. Morabito	Executive Chairman and Director
Daniel James Scott	Chief Executive Officer and Director
Carlo Valente	Chief Financial Officer
Dixon Lawson	Vice President, Strategic Planning
Olen Aasen	Vice President, Legal
John Sutherland	Director
Donald Sorochan	Director
Rejean Bourque	Director
Deborah Robinson	Director
Mark Lotz	Director
Trading in Jet Metal Shares

Trading in the common shares of Jet Metal is expected to remain halted pending the satisfaction of conditions of the Exchange for resumption of trading. It is unlikely that trading in the common shares of Jet Metal will resume prior to the completion of the Transaction.

Cautionary Statements

No securities regulatory authority has expressed an opinion about the securities described herein. No Jet Metal securities have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state, district or commonwealth of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of any "U.S. Person" (as defined in Regulation S under the U.S. Securities Act), absent an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described in this news release in the United States or any jurisdiction where such offer or sale would be unlawful, or for the account or benefit of any U.S. Person or person within the United States.

The Transaction remains subject to the final approval of the Exchange and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all. Additional information as required can be found in the Jet Metal Management Information Circular dated Jun 17, 2016 (the "Information Circular") and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

Investors are cautioned that, except as disclosed in Information Circular, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) the completion of the Offering; (ii) removal of conditions relating to the completion of the Transaction; (iii) the timing for the completion of the Transaction and (iv) use of proceeds.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.